Exhibit 23.8

Consent Form

We are a qualified law firm and lawyers in the People’s Republic of China (the “PRC”) and we have been engaged by Zhong Yang Financial Group Limited, a company incorporated in the Cayman Islands (the “Company”), to advise on certain legal matters related to the PRC laws and regulations.

We hereby consent to the use of this consent as an exhibit to the Registration Statement on Form F-1, as amended (the “Registration Statement”), to be filed with the U.S. Securities and Exchange Commission, covering an underwritten public offering of 5,000,000 ordinary shares, par value $0.001 per share, of the Company. We further consent to the use of our name and to all references made to us in the Registration Statement and in the prospectus forming a part thereof.

/seal/ Guangdong Wesley Law Firm
Guangdong Wesley Law Firm
April 12, 2022